15049361

AB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section MAR 02 2015 Washington DC 403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17359

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stonegate Capital Partners, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8201 Preston Road, Suite 325
(No. and Street)

Dallas	**Texas**	**75225**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott R. Griffith **(214) 987-4121**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., PC
(Name - if individual, state last, first, middle name)

718 Paulus Avenue	**Dallas**	**Texas**	**75214**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

PB 3/13/15

OATH OR AFFIRMATION

I, SCOTT R. GRIFFITH, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of STONEGATE CAPITAL PARTNERS, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Subscribed and sworn to before me this 27 day of February 2015

Notary Public

CHRISTOPHER DUNN
Notary Public
STATE OF TEXAS
My Comm. Exp. 12/23/2017

This report* contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [X] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [X] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Stonegate Capital Partners, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Stonegate Capital Partners, Inc. (formerly Stonegate Securities, Inc. and further referred to as Stonegate Capital Partners, Inc.) as of December 31, 2014, and the related statements of operations and changes in retained earnings and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Stonegate Capital Partners, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Stonegate Capital Partners, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

The supplemental schedule, Schedule I, has been subjected to audit procedures performed in conjunction with the audit of Stonegate Capital Partners, Inc.'s financial statements. Schedule I is the responsibility of Stonegate Capital Partners, Inc.'s management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content, is presented in conformity with Rule 17 C.F.R. § 240.17a-5 of the Securities Exchange Act of 1934. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co, PC
February 27, 2015

STONEGATE CAPITAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2014

ASSETS		
Cash and Cash Equivalents	$	149,831
Accounts Receivable:		
Trade		195,213
Parent		118,365
Prepaid Rent and Licenses		25,027
Marketable Securities, at Fair Value (Notes 7 and 9)		62,544
Operating Lease Security Deposit		9,335
TOTAL ASSETS	$	560,315
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accounts Payable:		
Trade	$	8,962
Deferred Rent		35,501
Total Liabilities		44,463
Commitments and Contingencies		
Shareholder's Equity		
Common Stock, $1 Par Value, 1,000 Shares Issued and Outstanding		1,000
Additional Paid-in-Capital		363,500
Retained Earnings		151,352
Total Shareholder's Equity		515,852
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	560,315

See Notes to Financial Statements

STONEGATE CAPITAL PARTNERS, INC.

STATEMENT OF OPERATIONS AND CHANGES IN RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2014

REVENUE	
Retainers	$ 2,516,787
Commissions	18,055
Marketable Securities (Notes 7 and 9)	
Unrealized Gain / (Loss)	9,466
Total	2,544,308
EXPENSES	
Employee Compensation and Benefits	962,089
Communications and Development	233,819
Brokerage and Clearance	18,721
Occupancy, Operating and Overhead	1,346,688
Total	2,561,317
INCOME (LOSS) BEFORE PROVISION FOR STATE TAX	(17,009)
PROVISION FOR STATE TAX (Note 2)	7,372
NET INCOME (LOSS)	(24,381)
RETAINED EARNINGS	
Beginning of Year	175,733
End of Year	$ 151,352

See Notes to Financial Statements

STONEGATE CAPITAL PARTNERS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	**$ (24,381)**
Adjustments to Reconcile Net Loss to Net Cash Provided (Used) by Operating Activities:	
Retainer fees	**(101,840)**
Management fees	**85,871**
Unrealized (gain) loss on marketable securities	**(9,466)**
Change in operating assets and liabilities *decrease (increase):*	
Accounts receivable	**58,092**
Other assets	**(6,204)**
Accounts payable	**(1,864)**
Deferred Rent	**(7,100)**
Accrued liabilities	**(5,800)**
Total adjustments	**11,689**
Net Cash Provided (Used) by Operating Activities	**(12,692)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(12,692)**
Beginning of Year	**162,523**
End of Year	**$ 149,831**
SUPPLEMENTAL SCHEDULE OF NON-CASH	
Marketable Securities Provided as Retainer Fees	**$ (101,840)**
Marketable Securities Transferred as Management Fees	**$ 85,871**
SUPPLEMENTAL CASH FLOW DISCLOSURES	
State Income Taxes Paid	**$ 7,372**

See Notes to Financial Statements

STONEGATE CAPITAL PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Stonegate Capital Partners, Inc., formerly Stonegate Securities, Inc. (the "Company') was incorporated in Texas, in 1972. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Dallas, Texas. The Company is a wholly-owned subsidiary of Griffith Shelmire Partners, Inc. (the "Parent"). The Company's main source of revenue is providing investment banking services and institutional outreach to public companies throughout the United States. As an introducing broker-dealer, the Company does not hold customer funds or securities.

In the fourth quarter of 2014, the Company changed its name from Stonegate Securities, Inc. to Stonegate Capital Partners, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, agency transactions, investment advisory, institutional outreach, and institutional private placement of securities throughout the United States.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Management classifies all investments as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains or losses included as a component of income. See Note 9 for information relating to the determination of fair value. Realized gains and losses on available-for-sale securities are included in income. The cost of securities matured or sold is based on the specific identification method.

Retainer Fees

Retainer fees include investor relations services provided to publicly listed companies. The Company is retained by the clients to raise institutional investor awareness. Retainer Fees are recognized upon the terms of the individual agreements or as invoiced.

Royalties

Royalties include payment from entities for the resale of our research and are recognized upon receipt of royalty payments.

Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and, based on an assessment of current creditworthiness, estimates the portion of, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In Management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of the end of December 31, 2014.

Income Tax

The Company files a consolidated federal and state income tax return with the Parent. Any resulting Federal and state provision or benefit for income taxes is recorded as receivable from or payable to the Parent and represents the applicable share allocated to the Company. The Federal income tax rate is approximately 35 percent. The Company paid Texas margin taxes totaling $7,372 for the year ended December 31, 2014.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2014, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31 2014, the years ending December 31, 2011, 2012, 2013 and 2014 remain subject to examination by major tax jurisdictions.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $105,368 which was $100,368 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was 0.42 to 1 at December 31, 2014.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2014, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities in which it acts as an agent connecting small-cap companies with institutional investors. In the event a transaction closes and the small cap company does not fulfill its obligations to pay the contractual fee, the Company may be exposed to risk. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash and accounts receivable. The Company places its cash with two high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the company's annual revenue or outstanding accounts receivable balance at the end of the year. At December 31, 2014, the Company had no major customer representing more than 10% of total revenue or 10% of outstanding accounts receivable balance.

6. LEASE COMMITMENTS

The Company leases office space under a non-cancelable lease. Rental expense approximated $95,427 for 2014, respectively. The terms of the lease generally require the Company to provide liability insurance and cover certain general operating expenses with provision for escalations and pay for parking. The aggregate future minimum rental obligations at December 31, 2014 are noted below:

December 31,	Amount
2015	$ 173,411
2016	175,702
2017	177,994
2018	180,285
2019 and thereafter	553,131
Total	$ 1,260,523

7. MARKETABLE SECURITIES

Investments in marketable debt and equity securities at December 31, 2014 are as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Losses	Estimated Fair Value
Available for Sale				
Corporate Stocks	$ 60,294	$ 1,600	$ (11,750)	$ 50,144
Corporate Stock Warrants	27,413	0	(15,013)	12,400
Total	$ 87,707	$ 1,600	$ (26,763)	$ 62,544

The changes in net unrealized holding gains on securities available for sale in the amounts of $9,466 have been charged to income for the year ended December 31, 2014, respectively.

8. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable input (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 — Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2014.

Cash and Cash Equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts Receivable and Accounts Payable: The carrying amounts of accounts receivable and accounts payable in the balance sheet approximate fair value.

Common Stocks: Valued at the closing price reported on the active market on which the underlying individual securities are traded.

Common Stock Warrants: Valued at the closing price reported on the active market on which the underlying individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Company's fair value measurements as of December 31, 2014:

	Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Available for Sale:				
Corporate Stocks	$ 50,144	-	-	$ 50,144
Corporate Stock Warrants	$ 12,400	-	-	$ 12,400
Total Assets at Fair Value	$ 62,544	-	-	$62,544

10. RELATED PARTY TRANSACTIONS

The Parent provides equipment and general and administrative services to the Company. In return, the Company pays the Parent a discretionary management fee. For the year ended December 31, 2014, the Company paid management fees to the Parent of approximately $981,000 which is reflected as management fee expenses in the accompanying statement of income and changes in retained earnings. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

11. EXEMPTION REQUIREMENTS

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k) (2) (i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ended December 31, 2014, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k) (2) (i) of Rule 15c3-3.

12. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and the date that the financial statements were issued or available to be issued.

STONEGATE CAPITAL PARTNERS, INC.

SCHEDULE I

COMPUTATIONS OF NET CAPITAL PURSUANT TO RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2014

NET CAPITAL		
Total Shareholder's Equity Qualified for Net Capital	$	515,852
Less Non-allowable Assets		410,484
Net Capital		105,368
Net Capital	$	105,368
AGGREGATE INDEBTEDNESS	$	44,463
NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$	5,000
Excess Net Capital	$	100,368
Excess Net Capital at 1000%	$	99,368
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.4 TO 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2014 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Stonegate Securities, Inc.

McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Stonegate Capital Partners, Inc.
Dallas, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Stonegate Capital Partners, Inc. (formerly Stonegate Securities, Inc. and further referred to as Stonegate Capital Partners, Inc.) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stonegate Capital Partners, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Stonegate Capital Partners, Inc. stated that Stonegate Capital Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Stonegate Capital Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonegate Capital Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., PC
February 27, 2015

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

Stonegate Capital Partners Exemption Report

Stonegate Capital Partners, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Stonegate Capital Partners states the following:

1. The Company claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2014.

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2014 to December 31, 2014, without exception.

Stonegate Capital Partners, Inc.

I, Scott Griffith, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

COO

02/24/2015

McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Stonegate Capital Partners, Inc.
Dallas, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Stonegate Capital Partners, Inc. (formerly Stonegate Securities, Inc. and further referred to as Stonegate Capital Partners, Inc.) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating Stonegate Capital Partners, Inc.'s compliance with the applicable instructions of Form SIPC-7. Stonegate Capital Partners, Inc.'s management is responsible for Stonegate Capital Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, including the accounting system entry and independent bank statement, noting no differences;
2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no material differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McBee & Co., PC
February 27, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2914*************************MIXED AADC 220
017359 FINRA DEC
STONEGATE ~~SECURITIES INC~~ CAPITAL PARTNERS, INC.
8201 PRESTON RD STE 325
DALLAS TX 75225-6231

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MARCO RODRIGUEZ 214.987.41

2. A. General Assessment (item 2e from page 2) $ 6,402

B. Less payment made with SIPC-6 filed (exclude interest) (3,584)
7/23/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,818

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,818

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,818

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STONEGATE CAPITAL PARTNERS
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

COO
(Title)

Dated the 26 day of JANUARY, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,560,715

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) 0

Total deductions 0

2d. SIPC Net Operating Revenues $ 2,560,715

2e. General Assessment @ .0025 $ 6,402

(to page 1, line 2.A.)